REXAM

Airspray®

PRESS RELEASE

This is a joint press release issued by Airspray N.V., Rexam PLC and Rexam Plastics Nederland B.V. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy and Japan.

Alkmaar, London and Dongen, 25 April 2006

Public offer for all issued and outstanding ordinary shares in Airspray

With reference to the joint press releases dated 22 March 2006 and 22 February 2006, Airspray N.V. ("Airspray"), Rexam PLC ("Rexam") and Rexam Plastics Nederland B.V. ("Offeror") hereby jointly announce that the firm public offer by the Offeror for all issued and outstanding ordinary shares in the capital of Airspray at an offer price of EUR 26.75 per share in cash (exclusive of the dividend of EUR 0.75 per share that becomes payable for the financial year 2005) commences on 26 April 2006.

The Offer
The Offeror makes a public offer ("Offer") for all issued and outstanding ordinary shares in the capital of Airspray with a nominal value of EUR 0.16 each ("Shares", holders of such Shares being referred to as "Shareholders") at an offer price of EUR 26.75 per Share in cash, exclusive of the dividend of EUR 0.75 per Share payable for the financial year 2005 (the "Consideration").

The complete conditions, terms and restrictions of the Offer are outlined in the offer memorandum dated 25 April 2006 ("Offer Memorandum").

Extraordinary Meeting of Shareholders
The Offer will be explained and discussed during the extraordinary general meeting of shareholders of Airspray on 11 May 2006 ("EGM") (which will also comprise the annual general meeting of Shareholders in 2006), in accordance with section 9q of The Dutch Decree on the Supervision of the Securities Trade 1995 (*Besluit toezicht effectenverkeer 1995*) ("Decree"). Notice of the EGM will be given and the agenda will be published in accordance with the articles of association of Airspray.

Recommendation
The supervisory board of Airspray ("Supervisory Board") and the management board of Airspray ("Management Board") have duly considered the strategic, financial and social aspects of the Offer and have reached the conclusion that the Offer is in the best interests of Airspray, the Shareholders and other stakeholders in Airspray. The Supervisory Board and the Management

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Board therefore fully support the Offer and unanimously recommend the Offer to the Shareholders for acceptance. Mr. J.IJ. van Duyn, a member of the Supervisory Board, has not been involved in any discussions or negotiations within the Supervisory Board and Management Board regarding the terms and conditions of the Offer.

Committed Airspray Shares

The major shareholders, being Beauchamp Beheer B.V., Darlin N.V., Delta Lloyd Asset Management N.V., Orange Fund N.V. and Orange Deelnemingen Fund N.V. (both wholly owned subsidiaries of Kempen Capital Management N.V.) and J.IJ. van Duyn Participaties B.V., as well as the members of the Management Board and Supervisory Board, have irrevocably committed themselves to tender all Shares held by each of them under the Offer. The number of Shares committed under the Offer have an aggregate nominal value of EUR 381,514.08 and equals 43.61% of the Shares outstanding on the date of the Offer Memorandum.

Acceptance period

The acceptance period for tenders of Shares will start on Wednesday 26 April 2006 at 9.00 hours CET and, unless extended, will end on 19 May 2006 at 15.00 hours CET ("Acceptance Period"). If the Acceptance Period is extended, the Offeror will make an announcement to that effect, no later than three Euronext trading days following the last day of the Acceptance Period, with due observance of the provisions of article 9o, paragraph 5 of the Decree.

Acceptance

Shareholders who hold their Shares through a bank or broker are requested to make their acceptance known to Fortis Bank no later than 15.00 hours CET on 19 May 2006, unless the Acceptance Period is extended.

Announcements

This announcement contains certain conditions regarding the Offer. Any announcement that is required to be made in relation to the Offer will be made in the Daily Official List (*Officiële Prijscourant*) and in (in any event) *Het Financieele Dagblad* and *De Telegraaf*.

Admitted Institutions

Institutions admitted to Euronext Amsterdam N.V. ("Admitted Institutions") may tender Shares for acceptance only to Fortis Bank (attn. Exchange and Paying Agent, P.O. Box 243, 1000 AE Amsterdam, tel: +31 (0)20 527 2458, fax: +31 (0)20 527 1963, e-mail: fbgc.verwisselkantoor@nl.fortis.com) and only in writing, not later than 19 May 2006, 15.00 hours CET, unless the Acceptance Period is extended. In submitting the acceptance, the Admitted Institutions are required to declare that they have the tendered Shares in their administration and that each Shareholder who accepts the Offer irrevocably tenders the Shares after the Offer has been declared unconditional. Admitted Institutions will receive a payment of EUR 0.091 per delivered Share, with a maximum of EUR 5,000 per depot.

Declaring the Offer Unconditional (*gestand doen*)

The Offeror will determine within five Euronext trading days following the (initial or, in case of an extension of the Acceptance Period, postponed) closing date of the Acceptance Period, whether the Offer will be declared unconditional (*gestandgedaan*). The Offer shall be subject to the fulfilment of certain conditions. The Offeror reserves the right to waive such conditions, in the event that one or more of these conditions is not fulfilled.

Settlement

In the event that the Offeror announces that the Offer is declared unconditional (*gestandgedaan*), the Shareholders who have tendered and delivered their Shares for acceptance pursuant to the Offer will receive the Consideration within five Euronext trading days following the date the Offer is declared unconditional.

Offer Memorandum and other information

Shareholders are advised to carefully read the Offer Memorandum and if necessary to seek independent advice so that a reasoned judgement can be made of the Offer and all that is discussed and described in the Offer Memorandum. The Offer Memorandum, in which the complete restrictions and conditions are described, is published in English. A Dutch summary is included. In case of differences, whether or not in interpretation, between the English text of the Offer Memorandum and the Dutch summary, the English text will prevail.

Copies of the Offer Memorandum, the Airspray Articles of Association and the annual financial statements *(jaarrekeningen)* of Airspray for the financial year 2003 and the financial year 2004, as adopted by the General Meeting of Shareholders, and the financial year 2005, to be presented for adoption at the AGM, are available free of charge at the offices of ING Corporate Finance (Foppingadreef 7, 1102 BD Amsterdam, tel: +31 (0)20 563 8535, fax: +31 (0)20 563 8503, e-mail: cfprospectus@ingcf.com) and Fortis Bank (attn. Business Information Systems, Rokin 55, 1012 KK Amsterdam, tel: +31 (0)20 527 2467, fax: +31 (0)20 527 1928, e-mail jan.jannes@nl.fortis.com) as of 25 April 2006:

Digital copies of this Offer Memorandum are also available on the website of Euronext Amsterdam: www.euronext.com (Dutch residents only).

This announcement is a public announcement as meant within section 9b paragraph 1 of the Decree.

Restrictions

United States investors should be aware that the disclosure documents relating to the Offer are prepared in accordance with Dutch disclosure requirements, format and style, all of which differ from those in the United States.

The Offer is made solely by the Offer Memorandum and the accompanying form of acceptance, which contains the full terms and conditions of the Offer, including details of how the Offer would be able to be accepted. The Offer Memorandum and the form of acceptance is made available to all Airspray shareholders at no charge to them. Shareholders are advised to read the Offer Memorandum and the form of acceptance when these documents are sent to them because they will contain important information.

The availability of the Offer to Shareholders not resident in the Netherlands or the United States may be affected by the laws of the relevant jurisdiction in which they are resident. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither the Offeror, nor Airspray, nor any of their advisers accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands, should carefully read section 1 (Restrictions) of the Offer Memorandum before taking any action.

More specifically, the Offer is not made, directly or indirectly, in or into Canada, Australia, Italy or Japan and the Offer is not be capable of acceptance from or within Canada, Australia, Italy or Japan. Accordingly, copies of this press release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Italy or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.